                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                       Mechanical Technology Incorporated
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                    583538103
                                 (CUSIP Number)

                              Stephen P. Wink, Esq.
                           First Albany Companies Inc.
                              30 South Pearl Street
                             Albany, New York 12207
                                 (518) 447-8500

                                 with a copy to
                              Howard Kelberg, Esq.
                       Milbank, Tweed, Hadley & McCloy LLP
                            One Chase Manhattan Plaza
                               New York, NY 10005
                                 (212) 530-5530
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2002
             ------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

CUSIP NO.: 583538103

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            First Albany Companies Inc.

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: WC, OO

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            First Albany Companies Inc. is organized under the laws of the State of New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 2,991,040

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 2,991,040

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
            2,991,040 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.8%

(14)  TYPE OF REPORTING PERSON: CO

CUSIP NO.: 583538103

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            George C. McNamee

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 1,328,574

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 1,328,574

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,328,574 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.8%

(14)  TYPE OF REPORTING PERSON: IN

CUSIP NO.: 583538103

(1)   NAME OF REPORTING PERSON:
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

            Alan P. Goldberg

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)   |_|

      (b)   |_|

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS: PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) |_|

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION:

            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)   SOLE VOTING POWER: 1,318,618

(8)   SHARED VOTING POWER: 0

(9)   SOLE DISPOSITIVE POWER: 1,318,618

(10)  SHARED DISPOSITIVE POWER: 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            1,318,618 shares of common stock

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.7%

(14)  TYPE OF REPORTING PERSON: IN

            This Amendment No. 3 amends the Amendment No. 2 to the Schedule 13D filed on December 26, 2002 and the Amendment No. 1 to the Schedule 13D filed on July 10, 2002.

                                  SCHEDULE 13D

Item 5 Interest in Securities of the Issuer.

      Item 5(a) is amended as follows:

      FAC is the direct beneficial owner of 2,991,040 shares of common stock of MTI which represent approximately 10.8% of Shares based on 27,627,885 Shares outstanding on December 31, 2002 as disclosed by MTI to FAC. McNamee and Goldberg expressly disclaim beneficial ownership of the Shares reported on this Statement as beneficially owned by FAC and are Reporting Persons on this Statement due to their indirect ownership of FAC. McNamee is a direct beneficial owner of 1,328,574 Shares, which represent 4.8% of the Shares outstanding on December 31, 2002. McNamee's wife is the direct beneficial owner of 57,375 Shares. McNamee disclaims beneficial ownership of the 57,375 Shares owned by his wife, and the 2,991,040 Shares owned by FAC. Goldberg is the direct beneficial owner of 1,318,618 Shares, which represent 4.7% of the Shares outstanding on December 31, 2002, including 260,000 Shares owned by the Goldberg Charitable Trust. Goldberg disclaims beneficial ownership of such 260,000 Shares and the 2,991,040 Shares owned by FAC.

      Item 5(c) is amended as follows:

      Each of FAC, McNamee and the Goldberg Charitable Trust gifted 100,000 Shares of MTI common stock to various charities on December 31, 2002.

      Item 5(e) is amended as follows:

      George C. McNamee and Alan P. Goldberg each ceased to be beneficial owners of more than five percent of the class of securities on December 31, 2002.

                                   SIGNATURE

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.

DATED: January 3 , 2003                    FIRST ALBANY COMPANIES INC.


                                           By:   /s/ Stephen P. Wink
                                                 ------------------------------
                                                 Name: Stephen P. Wink
                                                 Title: Senior Vice President

                                                 /s/ George C. McNamee
                                                 ------------------------------
                                                 George C. McNamee

                                                 /s/ Alan P. Goldberg
                                                 ------------------------------
                                                 Alan P. Goldberg